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                                      UNITED STATES                                           OMB APPROVAL
                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549                                    --------------------------
                                                                                                   OMB Number:
                                       FORM 12b-25                                                  3235-0058

                               NOTIFICATION OF LATE FILING                                          Expires:
                                                                                                January 31, 2005
(Check One):  [X]  Form 10-K        [ ]   Form 20-F       [ ]  Form 11-K
              [ ]  Form 10-Q        [ ]   Form N-SAR                                                Estimated
                                                                                                 Average burden
For Period Ended:     March 31, 2004                                                                Hours per
                        [ ]   Transition Report on Form 10-K                                      Response 2.50
                        [ ]   Transition Report on Form 20-F                                --------------------------
                        [ ]   Transition Report on Form 11-K
                        [ ]   Transition Report on Form 10-Q                                --------------------------
                        [ ]   Transition Report on Form N-SAR                                    SEC FILE NUMBER
                                                                                                     0-32789
For the Transition Period Ended:  ___________________________                               --------------------------

                                                                                            --------------------------
                                                                                                  CUSIP NUMBER


                                                                                            --------------------------

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                    Read Instruction (on back page) before preparing Form. Please Print or Type.
                      Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relate to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I  -  REGISTRANT INFORMATION

                                            EMTEC, INC.
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Full Name of Registrant


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Former Name if Applicable

                                            572 Whitehead Road, Bldg#1
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Address of Principal Executive Office (Street and Number)

                                            Trenton, NJ 08619
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City, State and Zip Code

PART II - RULES 12b-25(b) and(c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
             b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
[x] following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                               (Attach extra sheets if needed)

         The Registrant's annual report on Form 10-K for the fiscal year ended March 31, 2004 cannot be filed within the prescribed time period because we are experiencing delays in the collection of certain information required to be included in the Form 10-K. We expect to file the Form 10-K as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

PART IV  -  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

       Sam Bhatt                 609                            528-8500
    -----------------      ---------------                 ------------------
        (Name)               (Area Code)                   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorted period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


===============================================================================

                                   EMTEC, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 30, 2004                               By: /s/Sam Bhatt
      ------------------                              ------------------------
                                                      Vice President - Finance


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




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                                    ATTENTION
                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
-------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities and Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).



SEC 1344 (2-99)




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                          RIDER TO PART IV, SECTION (3)

         Registrant anticipates that it will report net income (loss) of $642,988 or $0.09 per share, upon revenues of $100.36 million for the year ended March 31, 2004 as compared to a net income (loss) of ($211,471), or ($0.03) per share, upon revenues of $92.26 million for the year ended March 31, 2003.





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